UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)*

Hall of Fame Resort & Entertainment Company

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

40619L102

(CUSIP Number)

Dean Sussman, Esq.

Fainsbert Mase Brown & Sussman, LLP

11111 Santa Monica Boulevard, Suite 810

Los Angeles, California 90025

Phone: (310) 473-6400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 1, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 40619L102	Page 2 of 20 Pages

1	NAME OF REPORTING PERSON IRG Canton Village Manager, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 18,485,230 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 18,485,230 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,485,230 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.3% (1)
14	TYPE OF REPORTING PERSON OO

(1)	For purposes of this Schedule 13D, the percentage reported is based on the following:
●	The numerator consists of a total of 18,485,230 shares of the Issuer’s Common Stock, representing (a) HOFV’s beneficial ownership of 15,027,837 shares of the Issuer’s Common Stock, plus (b) 3,457,393 shares of the Issuer’s Common Stock issuable to HOFV if HOFV exercises the HOFV Warrants (defined in Item 3 of this Schedule 13D).
●	The denominator consists of a total of 36,059,078 shares of the Issuer’s Common Stock, representing (i) 31,819,076 shares of the Issuer’s Common Stock outstanding immediately following the Consummation (defined in Item 4 of this Schedule 13D) of the Business Combination (defined in Item 4 of this Schedule 13D), as reported in the Form 8-K filed by the Issuer with the Securities and Exchange Commission (“SEC”) on July 8, 2020, plus (ii) 3,457,393 shares of the Issuer’s Common Stock issuable to HOFV if HOFV exercises the HOFV Warrants, plus (iii) 782,609 shares of the Issuer’s Common Stock issuable to CH Capital if CH Capital Lending exercises its conversion option under the CH Capital Convertible Note (defined in Item 3 of this Schedule 13D).
●	“CH Capital Lending” means CH Capital Lending, LLC, a Delaware limited liability company.
●	“Common Stock” means the Common Stock, par value $0.0001 per share, of the Issuer.
●	“HOFV” means HOF Village, LLC, a Delaware limited liability company.
●	“Issuer” means Hall of Fame Resort & Entertainment Company, a Delaware corporation.

CUSIP No. 40619L102	Page 3 of 20 Pages

1	NAME OF REPORTING PERSON IRG Canton Village Member, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 18,485,230 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 18,485,230 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,485,230 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.3% (1)
14	TYPE OF REPORTING PERSON OO

(1)	For purposes of this Schedule 13D, the percentage reported is based on the following:
●	The numerator consists of a total of 18,485,230 shares of the Issuer’s Common Stock, representing (a) HOFV’s beneficial ownership of 15,027,837 shares of the Issuer’s Common Stock, plus (b) 3,457,393 shares of the Issuer’s Common Stock issuable to HOFV if HOFV exercises the HOFV Warrants (defined in Item 3 of this Schedule 13D).
●	The denominator consists of a total of 36,059,078 shares of the Issuer’s Common Stock, representing (i) 31,819,076 shares of the Issuer’s Common Stock outstanding immediately following the Consummation (defined in Item 4 of this Schedule 13D) of the Business Combination (defined in Item 4 of this Schedule 13D), as reported in the Form 8-K filed by the Issuer with the Securities and Exchange Commission (“SEC”) on July 8, 2020, plus (ii) 3,457,393 shares of the Issuer’s Common Stock issuable to HOFV if HOFV exercises the HOFV Warrants, plus (iii) 782,609 shares of the Issuer’s Common Stock issuable to CH Capital if CH Capital Lending exercises its conversion option under the CH Capital Convertible Note (defined in Item 3 of this Schedule 13D).
●	“CH Capital Lending” means CH Capital Lending, LLC, a Delaware limited liability company.
●	“Common Stock” means the Common Stock, par value $0.0001 per share, of the Issuer.
●	“HOFV” means HOF Village, LLC, a Delaware limited liability company.
●	“Issuer” means Hall of Fame Resort & Entertainment Company, a Delaware corporation.

CUSIP No. 40619L102	Page 4 of 20 Pages

1	NAME OF REPORTING PERSON American Capital Center, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 407,479 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 407,479 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 407,479 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1% (1)
14	TYPE OF REPORTING PERSON OO

(1)	For purposes of this Schedule 13D, the percentage reported is based on the following:
●	The numerator consists of American Capital Center, LLC’s beneficial ownership of 407,479 shares of the Issuer’s Common Stock.
●	The denominator consists of a total of 36,059,078 shares of the Issuer’s Common Stock, representing (i) 31,819,076 shares of the Issuer’s Common Stock outstanding immediately following the Consummation (defined in Item 4 of this Schedule 13D) of the Business Combination (defined in Item 4 of this Schedule 13D), as reported in the Form 8-K filed by the Issuer with the Securities and Exchange Commission (“SEC”) on July 8, 2020, plus (ii) 3,457,393 shares of the Issuer’s Common Stock issuable to HOFV if HOFV exercises the HOFV Warrants (defined in Item 3 of this Schedule 13D), plus (iii) 782,609 shares of the Issuer’s Common Stock issuable to CH Capital if CH Capital Lending exercises its conversion option under the CH Capital Convertible Note (defined in Item 3 of this Schedule 13D).
●	“CH Capital Lending” means CH Capital Lending, LLC, a Delaware limited liability company.
●	“Common Stock” means the Common Stock, par value $0.0001 per share, of the Issuer.
●	“HOFV” means HOF Village, LLC, a Delaware limited liability company.
●	“Issuer” means Hall of Fame Resort & Entertainment Company, a Delaware corporation.

CUSIP No. 40619L102	Page 5 of 20 Pages

1	NAME OF REPORTING PERSON CH Capital Lending, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 5,097,214 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 5,097,214 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,097,214 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.1% (1)
14	TYPE OF REPORTING PERSON OO

(1)	For purposes of this Schedule 13D, the percentage reported is based on the following:
●	The numerator consists of a total of 5,097,214 shares of the Issuer’s Common Stock, representing (a) CH Capital Lending’s beneficial ownership of 4,314,605 shares of the Issuer’s Common Stock, plus (b) 782,609 shares of the Issuer’s Common Stock issuable to CH Capital if CH Capital Lending exercises its conversion option under the CH Capital Convertible Note (defined in Item 3 of this Schedule 13D).
●	The denominator consists of a total of 36,059,078 shares of the Issuer’s Common Stock, representing (i) 31,819,076 shares of the Issuer’s Common Stock outstanding immediately following the Consummation (defined in Item 4 of this Schedule 13D) of the Business Combination (defined in Item 4 of this Schedule 13D), as reported in the Form 8-K filed by the Issuer with the Securities and Exchange Commission (“SEC”) on July 8, 2020, plus (ii) 3,457,393 shares of the Issuer’s Common Stock issuable to HOFV if HOFV exercises the HOFV Warrants (defined in Item 3 of this Schedule 13D), plus (iii) 782,609 shares of the Issuer’s Common Stock issuable to CH Capital if CH Capital Lending exercises its conversion option under the CH Capital Convertible Note.
●	“CH Capital Lending” means CH Capital Lending, LLC, a Delaware limited liability company.
●	“Common Stock” means the Common Stock, par value $0.0001 per share, of the Issuer.
●	“HOFV” means HOF Village, LLC, a Delaware limited liability company.
●	“Issuer” means Hall of Fame Resort & Entertainment Company, a Delaware corporation.

CUSIP No. 40619L102	Page 6 of 20 Pages

1	NAME OF REPORTING PERSON Stuart Lichter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 23,989,923 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 23,989,923 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,989,923 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 66.5% (1)
14	TYPE OF REPORTING PERSON IN

(1)	For purposes of this Schedule 13D, the percentage reported is based on the following:
●	The numerator consists of a total of 23,989,923 shares of the Issuer’s Common Stock, representing (a) 18,485,230 shares of the Issuer’s Common Stock beneficially owned by HOFV, plus (b) 407,479 shares of the Issuer’s Common Stock beneficially owned by American Capital Center, LLC, plus (c) 5,097,214 shares of the Issuer’s Common Stock beneficially owned by CH Capital Lending.
●	The denominator consists of a total of 36,059,078 shares of the Issuer’s Common Stock, representing (i) 31,819,076 shares of the Issuer’s Common Stock outstanding immediately following the Consummation (defined in Item 4 of this Schedule 13D) of the Business Combination (defined in Item 4 of this Schedule 13D), as reported in the Form 8-K filed by the Issuer with the Securities and Exchange Commission (“SEC”) on July 8, 2020, plus (ii) 3,457,393 shares of the Issuer’s Common Stock issuable to HOFV if HOFV exercises the HOFV Warrants (defined in Item 3 of this Schedule 13D), plus (iii) 782,609 shares of the Issuer’s Common Stock issuable to CH Capital if CH Capital Lending exercises its conversion option under the CH Capital Convertible Note (defined in Item 3 of this Schedule 13D).
●	“CH Capital Lending” means CH Capital Lending, LLC, a Delaware limited liability company.
●	“Common Stock” means the Common Stock, par value $0.0001 per share, of the Issuer.
●	“HOFV” means HOF Village, LLC, a Delaware limited liability company.
●	“Issuer” means Hall of Fame Resort & Entertainment Company, a Delaware corporation.

CUSIP No. 40619L102	Page 7 of 20 Pages

ITEM 1.	SECURITY AND ISSUER

This Schedule 13D relates to the Common Stock, par value $0.0001 per share (the “Common Stock”), of Hall of Fame Resort & Entertainment Company, a Delaware corporation (the “Issuer”). The address of the principal executive office of the Issuer is 2626 Fulton Drive NW, Canton, Ohio 44718.

ITEM 2.	IDENTITY AND BACKGROUND

(a)	This Schedule 13D is filed by the following persons (each a “Reporting Person,” and collectively, the “Reporting Persons”):

1.	IRG Canton Village Manager, LLC, a Delaware limited liability company (“IRG Canton Village Manager”);
2.	IRG Canton Village Member, LLC, a Delaware limited liability company (“IRG Canton Village Member”);
3.	American Capital Center, LLC, a Delaware limited liability company (“ACC”);
4.	CH Capital Lending, LLC, a Delaware limited liability company (“CH Capital Lending”); and
5.	Stuart Lichter, an individual citizen of the United States of America and resident of the state of California (“Lichter”).

(b)	The business address of each Reporting Person is 11111 Santa Monica Boulevard, Suite 800, Los Angeles, California 90025. The residence address of Lichter is 631 Paseo de la Playa, Redondo Beach, California 90277.

(c)	IRG Canton Village Manager is a real estate development and management company and is the sole manager of HOF Village, LLC, a Delaware limited liability company (“HOFV”). IRG Canton Village Member is a real estate investment company and owns approximately 74.9% of the common membership interests in HOFV. ACC is a real estate investment and lending company and is the sole preferred (non-voting) member of HOFV. CH Capital Lending is a real estate investment and lending company. CH Capital Lending is not a member of HOFV.

Lichter is an individual resident of the state of California. Lichter is the President and Chairman of the Board of Industrial Realty Group. Lichter and Industrial Realty Group (and their affiliated companies) are engaged primarily in the business of real estate investment, development, leasing, management, and lending. Lichter owns (indirectly) a majority of the membership interests in IRG Canton Village Member, IRG Canton Village Manager, and CH Capital Lending. Lichter does not own (directly or indirectly) any of the membership interests in ACC. Lichter is a member of the Issuer’s board of directors.

Exhibit 99.1 attached to this Schedule 13D contains additional information regarding the directors and executive officers of IRG Canton Village Manager, IRG Canton Village Member, ACC, and CH Capital Lending.

CUSIP No. 40619L102	Page 8 of 20 Pages

Prior to the Business Combination (defined in Item 4 of this Schedule 13D), HOFV was a resort and entertainment company located in Canton, Ohio, leveraging the power and popularity of professional football in partnership with National Football Museum, Inc., an Ohio nonprofit corporation doing business as the Pro Football Hall of Fame (“PFHOF”). HOFV was formed in 2015 by initial equity members IRG Canton Village Member and Hall of Fame Village, Inc., an Ohio corporation (which transferred its membership interest to its parent, PFHOF, in 2019). In 2018, ACC became the sole preferred member of HOFV, and M. Klein & Associates, Inc., a New York corporation (“MKlein”), became a common member of HOFV.

In connection with, and as a result of the Business Combination transactions:

(i)	HOFV became a stockholder of the Issuer and a vehicle for holding certain interests in the Issuer for the benefit (indirectly) of IRG Canton Village Member, PFHOF, MKlein, ACC, and others. The interests in the Issuer acquired by HOFV are described in Item 3 of this Schedule 13D.

(ii)	Each of CH Capital Lending and ACC acquired certain shares of the Issuer’s Common Stock. The shares of the Issuer’s Common Stock acquired by CH Capital Lending and ACC are described in Item 3 of this Schedule 13D.

(iii)	CH Capital acquired the CH Capital Convertible Note (defined in Item 3 of this Schedule 13D).

Investment and voting decisions for IRG Canton Village Manager, IRG Canton Village Member, ACC, and CH Capital Lending are made by a three-person board of directors, of which Lichter is a member (Lichter and the other members of such board of directors are named on Exhibit 99.1 attached to this Schedule 13D). Lichter disclaims beneficial ownership of the securities of the Issuer owned by HOFV, IRG Canton Village Manager, IRG Canton Village Member, ACC, and CH Capital Lending, except to the extent of his pecuniary interest therein.

As described further in Item 6 of this Schedule 13D, HOFV is party with others to certain agreements relating to the Business Combination. As a result of these agreements, the Reporting Persons, HOFV, PFHOF, and Gordon Pointe Management LLC, a Florida limited liability company (“Sponsor”) may be deemed to be members of a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Each of Sponsor, HOFV, and PHFOF is referred to in this Schedule 13D as a “Separately Filing Person,” and they are collectively referred to in this Schedule 13D as the “Separately Filing Persons”.

Exhibit 99.2 attached hereto sets forth certain information regarding the Separately Filing Persons, as required by Item 2 of Schedule 13D, to the extent such information is available to the Reporting Persons. The Reporting Persons understand that each Separately Filing Person intends to file a Schedule 13D pursuant to Rule 13d-1(k)(2) under the Exchange Act, containing the required information with respect to such Separately Filing Person. The Reporting Persons assume no responsibility for the information contained in any report filed by any Separately Filing Person. Each Reporting Person disclaims beneficial ownership of the shares held separately by the Separately Filing Persons. The information contained in this Schedule 13D concerning the Separately Filing Persons is based solely on documents filed with the SEC by the Separately Filing Persons and the Issuer.

CUSIP No. 40619L102	Page 9 of 20 Pages

(d)	During the last five years, (i) none of the Reporting Persons has been convicted in any criminal proceedings, and, (ii) to the best of the Reporting Persons’ knowledge, none of the persons listed on Exhibit 99.1 attached hereto has been convicted in any criminal proceedings.

(e)	During the last five years, (i) none of the Reporting Persons has been a party to a civil proceeding of any judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws, and (ii) to the best of the Reporting Persons’ knowledge, none of the persons listed on Exhibit 99.1 attached hereto has been a party to a civil proceeding of any judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws.

(f)	Each of the IRG Canton Village Manager, IRG Canton Village Member, ACC, and CH Capital Lending is a limited liability company organized under the laws of the state of Delaware. Lichter is an individual citizen of the United States of America and resident of the state of California. The citizenship of each Reporting Person’s directors and executive officers is listed on Exhibit 99.1.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On July 1, 2020, in connection with, and as a result of, the Business Combination Transactions:

(a)	HOFV acquired 15,027,837 shares of the Issuer’s Common Stock and certain warrants (the “HOFV Warrants”) exercisable for 3,457,393 shares of the Issuer’s Common Stock. HOFV did not expend any funds to acquire the Issuer’s Common Stock or the HOFV Warrants. Rather, HOFV acquired the Issuer’s Common Stock as a result of the Business Combination, in exchange for HOFV’s interest in HOF Village Newco, LLC, a Delaware limited liability company (“Newco”). Immediately prior to the Business Combination, approximately 82.5% of the membership interests in Newco were owned by HOFV and approximately 17.5% of the membership interests in Newco were owned by PFHOF. Sponsor also transferred the HOFV Warrants to HOFV in connection with the Business Combination. The HOFV Warrants are not currently exercisable but will be exercisable within 60 days.

(b)	Certain master development fees, in the amount of $6,100,000, previously owed to IRG Canton Village Manager by HOFV, were converted into 610,000 shares of the Issuer’s Common Stock. At the direction of IRG Canton Village Manager, such shares were issued in the name of CH Capital Lending. Neither IRG Canton Village Manager nor CH Capital Lending expended or borrowed any additional funds to acquire such shares of the Issuer’s Common Stock.

CUSIP No. 40619L102	Page 10 of 20 Pages

(c)	Certain loans and equity contributions that had been made by ACC to HOFV, with an aggregate outstanding balance of $12,878,853 as of July 1, 2020, were extinguished and converted into a total of 1,484,611 shares of the Issuer’s Common Stock. At the direction of ACC, 407,479 of such shares were issued in the name of ACC and 1,077,132 of such shares were issued in the name of CH Capital Lending. Neither ACC nor CH Capital Lending expended or borrowed any additional funds to acquire such shares of the Issuer’s Common Stock.

(d)	Certain loans that had been made by CH Capital Lending to HOFV, with an aggregate outstanding balance of approximately $4,010,700 as of July 1, 2020, were extinguished and converted into 455,287 shares of the Issuer’s Common Stock. Such shares were issued in the name of CH Capital Lending. CH Capital Lending did not expend or borrow any additional funds to acquire such shares of the Issuer’s Common Stock.

(e)	Certain loans that had been made by IRG, LLC, a Nevada limited liability company (“IRG, LLC”), to HOFV, with an aggregate outstanding balance of $18,101,550 as of July 1, 2020, were extinguished and converted into 2,172,186 shares of the Issuer’s Common Stock. At the direction of IRG, LLC, such shares were issued in the name of CH Capital Lending. Neither IRG, LLC nor CH Capital Lending expended or borrowed any additional funds to acquire such shares of the Issuer’s Common Stock.

(f)	Industrial Realty Group, LLC, a Nevada limited liability company (“Industrial Realty Group”) had made certain loans to HOFV. A portion of the outstanding balance of such loans (specifically $9,000,000) was extinguished and converted into an 8.00% Convertible Note due 2025, in the original principal amount of $9,000,000, issued by the Issuer (the “CH Capital Convertible Note”). As of July 1, 2020, the CH Capital Convertible Note is convertible, at the option of the holder thereof, into 782,609 shares of the Issuer’s Common Stock (such option has not been exercised). At the direction of Industrial Realty Group, the CH Capital Convertible Note was made payable to CH Capital Lending. Neither Industrial Realty Group nor CH Capital Lending expended or borrowed any additional funds to acquire the CH Capital Convertible Note.

ITEM 4.	PURPOSE OF TRANSACTION

In July 2019, HOFV was introduced to Gordon Point Acquisition Corp., a Delaware corporation (“GPAQ”). At that time, GPAQ was a special purpose acquisition company, publicly traded on the NASDAQ Capital Market under the symbol “GPAQ.” HOFV was seeking additional capital to carry out its business plan to become a premier resort and entertainment venue. Following extensive discussions, on September 16, 2019, the Issuer, HOFV, PFHOF, GPAQ, and others entered into a definitive agreement and plan of merger (as amended, the “Merger Agreement”), which was subject to a number of closing conditions, including the approval of GPAQ’s stockholders. A meeting of GPAQ’s stockholders was held on June 30, 2020, at which time the stockholders approved the Merger Agreement. All other closing conditions have been satisfied or were waived.

CUSIP No. 40619L102	Page 11 of 20 Pages

On July 1, 2020, the parties described above consummated the mergers contemplated by the Merger Agreement (the “Consummation”). As a result, among other things, (a) GPAQ Acquiror Merger Sub, Inc., a wholly-owned subsidiary of the Issuer, was merged with and into GPAQ, with GPAQ continuing as the surviving entity and a wholly-owned subsidiary of the Issuer, (b) Sponsor and the other stockholders of GPAQ became stockholders of the Issuer, (c) all of the assets and liabilities of HOFV were transferred to Newco, (d) GPAQ Company Merger Sub, LLC, another wholly-owned subsidiary of the Issuer, was merged with and into Newco with Newco continuing as the surviving entity and a wholly-owned subsidiary of the Issuer, and (e) HOFV and PFHOF became stockholders of the Issuer. Such transactions, collectively, are referred to in this Schedule 13D as the “Business Combination.”

In addition, in connection with the Business Combination, the Issuer (a) issued certain shares of the Issuer’s Common Stock to various affiliates of HOFV and to certain other persons (including ACC and CH Capital Lending, as described in Item 3 of this Schedule 13D) and (b) issued the CH Capital Convertible Note (as described in Item 3 of this Schedule 13D), to pay off various debts and fees owed by HOFV. For further information regarding the foregoing transactions, please see the Form 8-K filed by the Issuer with the SEC on July 6, 2020 and the reports required by the Exchange Act filed by the Separately Filing Persons in connection with the Business Combination.

Simultaneously with the consummation of the initial public offering for GPAQ in 2018, Sponsor purchased an aggregate of 4,900,000 warrants, at a price of $1.00 per warrant, each exercisable to purchase one share of GPAQ’s Class A common stock at a price of $11.50 per Class A share. Subsequently, but prior to the Business Combination, Sponsor transferred 35,000 GPAQ warrants to one of its employees. In connection with the Consummation of the Business Combination on July 1, 2020, each GPAQ warrant was converted into a warrant to purchase 1.421333 shares of the Issuer’s common stock at a price of $11.50 per share. In addition, in connection with the Business Combination, Sponsor transferred to HOFV 50% of these Issuer warrants (i.e., the HOFV Warrants, as described in Item 3 of this Schedule 13D). The HOFV Warrants are exercisable to purchase 3,457,393 shares of the Issuer’s Common Stock.

Each of the Reporting Persons acquired beneficial ownership of the Issuer’s Common Stock in connection with, and as a result of, the Business Combination and for investment purposes. As described in Item 6 of this Schedule 13D, pursuant to the Director Nominating Agreement (defined in Item 6 of this Schedule 13D), HOFV became entitled to designate up to four individuals to serve on the Issuer’s board of directors. In connection with the Business Combination, HOFV appointed Michael Klein, Michael A. Crawford, and Lichter as its designees to the Issuer’s board of directors.

Presently, none of the Reporting Persons has any intention or plan to undertake any of the actions enumerated in Item 4 of Schedule 13D. Each Reporting Person will routinely monitor its investment in the Issuer with regard to a wide variety of factors that affect investment considerations, including, without limitation, current and anticipated future trading prices for the Issuer’s Common Stock and other securities, the Issuer’s operations, assets, prospects, and business development, the Issuer’s management, Issuer-related competitive and strategic matters, general economic, financial market, and industry conditions, as well as other investment considerations. These considerations and other factors may result in any Reporting Person’s consideration of alternatives with respect to its investment in the Issuer. Each Reporting Person may, based on its analysis of investment considerations, (a) sell, trade, or otherwise dispose of all or some of such Reporting Person’s holdings in the Issuer in the public markets, in privately negotiated transactions, or otherwise, (b) consider and/or implement various alternatives to maximize the value of such Reporting Person’s investment in the Issuer, or (c) take any other lawful actions that such Reporting Person deems to be in its best interests, subject – in each case – to the restrictions imposed by the Merger Agreement and/or certain other agreements described herein and the securities laws. There is no assurance that any Reporting Person will develop any plans or proposals with respect to any of the alternatives mentioned above.

CUSIP No. 40619L102	Page 12 of 20 Pages

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

IRG Canton Village Manager:

(a)	Number of shares: 18,485,230 shares

Percentage of shares: 51.3%

(b)	Sole power to vote or direct the vote: 0 shares

Shared power to vote or direct the vote: 18,485,230 shares

Sole power to dispose or to direct the disposition: 0 shares

Shared power to dispose or to direct the disposition: 18,485,230 shares

Exhibit 99.2 attached hereto sets forth certain information regarding the Separately Filing Persons, as required by Item 5 of Schedule 13D.

(c)	Except for the issuances of shares of the Issuer’s Common Stock, the transfer of the HOFV Warrants to HOFV, and the issuance of the CH Capital Convertible Note to CH Capital Lending (all of which occurred in connection with the Consummation of the Business Combination, as described in Items 3 and 4 of this Schedule 13D), there have been no transactions effected by any Reporting Person in the shares of the Issuer’s Common Stock during the preceding 60 days.

(d)	Not applicable

(e)	Not applicable

CUSIP No. 40619L102	Page 13 of 20 Pages

IRG Canton Village Member:

(a)	Number of shares: 18,485,230 shares

Percentage of shares: 51.3%

(b)	Sole power to vote or direct the vote: 0 shares

Shared power to vote or direct the vote: 18,485,230 shares

Sole power to dispose or to direct the disposition: 0 shares

Shared power to dispose or to direct the disposition: 18,485,230 shares

Exhibit 99.2 attached hereto sets forth certain information regarding the Separately Filing Persons, as required by Item 5 of Schedule 13D.

(c)	Except for the issuances of shares of the Issuer’s Common Stock, the transfer of the HOFV Warrants to HOFV, and the issuance of the CH Capital Convertible Note to CH Capital Lending (all of which occurred in connection with the Consummation of the Business Combination, as described in Items 3 and 4 of this Schedule 13D), there have been no transactions effected by any Reporting Person in the shares of the Issuer’s Common Stock during the preceding 60 days.

(d)	Not applicable

(e)	Not applicable

CUSIP No. 40619L102	Page 14 of 20 Pages

ACC:

(a)	Number of shares: 407,479 shares

Percentage of shares: 1.1%

(b)	Sole power to vote or direct the vote: 0 shares

Shared power to vote or direct the vote: 407,479 shares

Sole power to dispose or to direct the disposition: 0 shares

Shared power to dispose or to direct the disposition: 407,479 shares

Exhibit 99.2 attached hereto sets forth certain information regarding the Separately Filing Persons, as required by Item 5 of Schedule 13D.

(c)	Except for the issuances of shares of the Issuer’s Common Stock, the transfer of the HOFV Warrants to HOFV, and the issuance of the CH Capital Convertible Note to CH Capital Lending (all of which occurred in connection with the Consummation of the Business Combination, as described in Items 3 and 4 of this Schedule 13D), there have been no transactions effected by any Reporting Person in the shares of the Issuer’s Common Stock during the preceding 60 days.

(d)	Not applicable

(e)	Not applicable

CUSIP No. 40619L102	Page 15 of 20 Pages

CH Capital Lending:

(a)	Number of shares: 5,097,214 shares

Percentage of shares: 14.1%

(b)	Sole power to vote or direct the vote: 0 shares

Shared power to vote or direct the vote: 5,097,214 shares

Sole power to dispose or to direct the disposition: 0 shares

Shared power to dispose or to direct the disposition: 5,097,214 shares

Exhibit 99.2 attached hereto sets forth certain information regarding the Separately Filing Persons, as required by Item 5 of Schedule 13D.

(c)	Except for the issuances of shares of the Issuer’s Common Stock, the transfer of the HOFV Warrants to HOFV, and the issuance of the CH Capital Convertible Note to CH Capital Lending (all of which occurred in connection with the Consummation of the Business Combination, as described in Items 3 and 4 of this Schedule 13D), there have been no transactions effected by any Reporting Person in the shares of the Issuer’s Common Stock during the preceding 60 days.

(d)	Not applicable

(e)	Not applicable

CUSIP No. 40619L102	Page 16 of 20 Pages

Lichter:

(a)	Number of shares: 23,989,923 shares

Percentage of shares: 66.5%

(b)	Sole power to vote or direct the vote: 0 shares

Shared power to vote or direct the vote: 23,989,923 shares

Sole power to dispose or to direct the disposition: 0 shares

Shared power to dispose or to direct the disposition: 23,989,923 shares

Exhibit 99.2 attached hereto sets forth certain information regarding the Separately Filing Persons, as required by Item 5 of Schedule 13D.

(c)	Except for the issuances of shares of the Issuer’s Common Stock and the transfer of certain warrants exercisable for shares of the Issuer’s Common Stock, as described in Items 3 and 4 of this Schedule 13D, there have been no transactions effected by any Reporting Person in the shares of the Issuer’s Common Stock during the preceding 60 days.

(d)	Not applicable

(e)	Not applicable

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

As described in Item 4 of this Schedule 13D, on September 16, 2019, the Issuer, HOFV and others entered into the Merger Agreement, which provided for, among other things, HOFV’s and the other Reporting Person’s acquisition of the Issuer’s Common Stock. A copy of the Merger Agreement is attached hereto as Exhibit 99.3; the amendments to such Merger Agreement are attached hereto as Exhibits 99.4, 99.5, and 99.6.

Under the terms of HOFV’s organizational documents, HOFV has agreed to pass through its right to vote on matters put to a vote of the Issuer’s shareholders to HOFV’s members (including IRG Canton Village Member) in proportion to their respective ownership interests in HOFV; however, the pass-through of voting rights to HOFV’s members does not apply to voting matters covered by the Director Nominating Agreement. In addition, in connection with the consummation of the Merger Agreement, HOFV became a party to a number of other agreements.

CUSIP No. 40619L102	Page 17 of 20 Pages

Lock-Up Agreement. HOFV and certain other parties have entered into a Lock-Up Agreement with the Issuer (the “Lock-Up Agreement”). Under the Lock-Up Agreement, each holder has agreed not to sell, offer to sell, contract or agree to sell, hypothecate, pledge, sell any option or contract to purchase, grant any option, right or warrant, make any short sale, or otherwise transfer or dispose of or lend its portion of any of the Issuer’s Common Stock (or any securities convertible into, or exercisable or exchangeable for, or that represent the right to receive, the Issuer’s Common Stock) for a period after the Consummation ending on the date that is the later of (a) 180 days after the Consummation, and (b) the expiration of the “Founder Shares Lock-up Period” under the Letter Agreement, dated January 24, 2018 among GPAQ, its officers, directors, and initial shareholders, and Sponsor. The form of the Lock-Up Agreement is attached hereto as Exhibit 99.7.

Director Nominating Agreement. The Issuer, HOFV, PFHOF, and Sponsor have entered into a Director Nominating Agreement (the “Director Nominating Agreement”), which provides that the Issuer shall take all necessary action to set the size of its board of directors (the “Board”) at 11 members, a majority of whom shall be independent directors in accordance with NASDAQ requirements. The Director Nominating Agreement provides that (a) so long as Sponsor beneficially owns at least 85% of the total number of shares of the Issuer’s Common Stock held by Sponsor as of the date of the Consummation, Sponsor will have the right to designate one individual to be appointed or nominated for election to the Board, (b) so long as HOFV beneficially owns at least 85% of the total number of shares of the Issuer’s Common Stock held by HOFV as of the date of the Consummation, HOFV will have the right to designate up to four individuals to be appointed or nominated for election to the Board, one of whom must be Michael Klein and one of whom must qualify as an independent director under the NASDAQ rules (or up to (i) three individuals, if HOFV owns less than 85% but at least 65%, (ii) two individuals, if HOFV owns less than 65% but at least 45%, or (iii) one individual, if HOFV owns less than 45% but at least 15%), and (c) so long as PFHOF beneficially owns at least 85% of the total number of shares of the Issuer’s Common Stock held by PFHOF as of the date of the Consummation, PFHOF will have the right to designate one individual to be appointed or nominated for election to the Board. Each of HOFV and PFHOF may designate one individual to serve as a non-voting Board observer (in the case of HOFV, so long as HOFV beneficially owns at least 15% of the total number of shares of the Issuer’s Common Stock held by HOFV as of the date of the Consummation, and, in the case of PFHOF, so long as PFHOF beneficially owns at least 85% of the total number of shares of the Issuer’s Common Stock held by PFHOF as of the date of the Consummation).

In addition, the Director Nominating Agreement provides that each of HOFV, PFHOF, and Sponsor shall take all necessary and desirable actions within such party’s control (including voting or causing to be voted, whether at a meeting of stockholders or by written consent or otherwise, all of the Issuer’s voting securities now or hereafter directly or indirectly owned by such party) (a) to cause the applicable nominees of HOFV, PFHOF, and Sponsor to be appointed (and where applicable, elected) as directors, and (b) against their removal from office, unless such removal is directed or approved by the party responsible for such director’s nomination. The form of the Director Nomination Agreement is attached hereto as Exhibit 99.8.

In light of the Director Nominating Agreement, IRG Member may be deemed to be a member of a group with HOFV, PFHOF, and Sponsor. See Exhibit 99.2 for the beneficial ownership of the Separately Filing Persons. All of the beneficial ownership data stated in this Schedule 13D (except in Exhibit 99.2) states such beneficial ownership solely as to the Reporting Persons without regard to any such group.

CUSIP No. 40619L102	Page 18 of 20 Pages

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

The following documents are filed as appendices and exhibits (or incorporated by reference herein):

Exhibit 99.1:	Certain Information Relating to Directors and Executive Officers of the Reporting Persons

Exhibit 99.2:	Certain Information Relating to the Separately Filing Persons

Exhibit 99.3:	Agreement and Plan of Merger, dated September 16, 2019, by and among the Issuer, HOFV, PFHOF, GPAQ and others (incorporated by reference to Exhibit 2.1 to GPAQ’s Current Report on Form 8-K, filed September 17, 2019).

Exhibit 99.4:	Amendment No. 1 to Merger Agreement, dated November 6, 2019, by and among the Issuer, HOFV, PFHOF, GPAQ and others (incorporated by reference to Exhibit 2.2 to GPAQ’s Current Report on Form 8-K, filed November 8, 2019).

Exhibit 99.5:	Amendment No. 2 to Merger Agreement, dated March 10, 2020, by and among the Issuer, HOFV, PFHOF, GPAQ and others (incorporated by reference to Exhibit 2.1 to GPAQ’s Current Report on Form 8-K, filed March 16, 2020).

Exhibit 99.6:	Amendment No. 3 to Merger Agreement, dated May 22, 2020, by and among the Issuer, HOFV, PFHOF, GPAQ and others (incorporated by reference to Exhibit 2.1 to GPAQ’s Current Report on Form 8-K, filed May 28, 2020).

Exhibit 99.7:	Form of Lock-Up Agreement (incorporated by reference to Exhibit 10.1 to GPAQ Acquisition Holdings, Inc.’s Registration Statement on Form S-4 (File No. 333-234655) filed on November 12, 2019).

Exhibit 99.8:	Form of Director Nominating Agreement (incorporated by reference to Exhibit 10.2 to Post-Effective Amendment No. 1 to GPAQ Acquisition Holdings, Inc.’s Registration Statement on Form S-4 (File No. 333-234655) filed on March 10, 2020)

CUSIP No. 40619L102	Page 19 of 20 Pages

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated this 13th day of July, 2020

IRG Canton Village Manager, LLC,
a Delaware limited liability company

By:	/s/ Stuart Lichter
	Name:	Stuart Lichter
	Title:	President

IRG Canton Village Member, LLC,
a Delaware limited liability company

By:	/s/ Stuart Lichter
	Name:	Stuart Lichter
	Title:	President

American Capital Center, LLC,
a Delaware limited liability company

By:	ADC Ohio Manager, LLC,
a Delaware limited liability company,
its Manager

	By:	/s/ Richard Klein
	Name:	Richard Klein
	Title:	Chief Financial Officer

CUSIP No. 40619L102	Page 20 of 20 Pages

CH Capital Lending, LLC,
a Delaware limited liability company

By:	Holdings SPE Manager, LLC,
a Delaware limited liability company,
its Manager

	By:	/s/ Richard Klein
	Name:	Richard Klein
	Title:	Chief Financial Officer

/s/ Stuart Lichter
Stuart Lichter, an individual